UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                        Solarfun Power Holdings Co., Ltd.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83415U108
                            ------------------------
                                 (CUSIP Number)

                                December 27, 2007
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-l(b)

|_| Rule 13d-l(c)

|X| Rule 13d-l(d)

CUSIP No.   83415U108
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     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
Yonghua Lu
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         |X| (a)
                 ---------------------------------------------------------------
         |_| (b)
                 ---------------------------------------------------------------
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization   People's Republic of China
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power
Shares Bene-      --------------------------------------------------------------
ficially by       6.  Shared Voting Power    38,634,750 ordinary shares
Owned by Each     --------------------------------------------------------------
Reporting         7.  Sole Dispositive Power
Person With:      --------------------------------------------------------------
                  8.  Shared Dispositive Power   38,634,750 ordinary shares
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         38,634,750 ordinary shares
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions).
--------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9)       16.1%
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

CUSIP No.   83415U108
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
Yonghua Solar Power Investment Holding Ltd
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         |X| (a)
                 ---------------------------------------------------------------
         |_| (b)
                 ---------------------------------------------------------------
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization   British Virgin Islands
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power
Shares Bene-      --------------------------------------------------------------
ficially by       6.  Shared Voting Power    38,634,750 ordinary shares
Owned by Each     --------------------------------------------------------------
Reporting         7.  Sole Dispositive Power
Person With:      --------------------------------------------------------------
                  8.  Shared Dispositive Power   38,634,750 ordinary shares
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         38,634,750 ordinary shares
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions).
--------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9)       16.1%
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)
CO
--------------------------------------------------------------------------------

Item 1.

      (a)  Name of Issuer:

                Solarfun Power Holdings Co Ltd

      (b)  Address of Issuer's Principal Executive Offices:

                666 Linyang Road, Qidong, Jiangsu Province
                226200, People's Republic of China

Item 2.

      (a)  Name of person filing:

                Yonghua Lu
                Yonghua Solar Power Investment Holding Ltd (the "Record Holder")

      (b)  Address of Principal Business Office or, if none, Residence:

                The address of the principal business office of the Record Holder and Mr Lu is
                666 Linyang Road, Qidong, Jiangsu Province
                226200, People's Republic of China

      (c)  Citizenship:

                Mr Lu is a citizen of People's Republic of China. The place of organization of the Record Holder is the British Virgin Islands.

      (d)  Title of Class of Securities:

                Ordinary Shares.

      (e)  CUSIP Number:

                83415U108

Item 3. If this statement is filed pursuant to ss.240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e) |_| An investment adviser in accordance with ss.240.13d-l(b)(l)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-l(b)(l)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-l(b)(l)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) |_| Group, in accordance with ss.240.13d-l(b)(l)(ii)(J).

Item 4.    Ownership.

           (a)  Amount Beneficially Owned:                           38,634,750*

           (b)  Percent of Class:                                          16.1%

           (c)  Number of Shares as to which such person has:

                (i)    Sole power to vote or direct the vote;

                (ii)   Shared power to vote or direct the vote;      38,634,750*

                (iii)  Sole power to dispose or direct the
                       disposition of;

                (iv)   Shared power to dispose or direct the
                       disposition of:                               38,634,750*

                *The Record Holder, of which Mr. Lu is the sole director, holds 38,634,750 ordinary shares of the Issuer. Mr Lu may be deemed to be the beneficial owner of the ordinary shares held by the Record Holder.

Item 5.   Ownership of Five Percent or Less of a Class

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8.   Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10.  Certification

          (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-l(b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-l(c):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  December 27, 2007
                                      Yonghua Lu

                                  By: /s/ Yonghua Lu
                                      ------------------------------------------
                                      Name:  Yonghua Lu

                                      Yonghua Solar Power Investment Holding Ltd

                                  By: /s/ Yonghua Lu
                                      ------------------------------------------
                                      Name:    Yonghua Lu
                                      Title:   Director

Exhibit A

                             Joint Filing Agreement

     In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect of the Ordinary Shares, par value $0.0001 per share, of Solarfun Power Holdings Co Ltd, a Cayman Islands Company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument.

           (Remainder of this page has been left intentionally blank.)

   IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 27th of December 2007


                                      Yonghua Lu

                                  By: /s/ Yonghua Lu
                                      ------------------------------------------
                                      Name:  Yonghua Lu

                                      Yonghua Solar Power Investment Holding Ltd

                                  By: /s/ Yonghua Lu
                                      ------------------------------------------
                                      Name:    Yonghua Lu
                                      Title:   Director